Digital Power Corporation Reports Financial Results for the First Quarter Ended March 31, 2011

FREMONT, Calif., May 12, 2011 – Digital Power Corporation (DPW - News) today announced its financial results for the first quarter ended March 31, 2011.

The company reported revenue of $2,978,000 for the first quarter of 2011, an increase of 51% over $1,967,000 for the same quarter in 2010.

Operating income for the first quarter of 2011 was $196,000, compared to an operating loss of $172,000 for the same quarter in 2010. Net income for the first quarter of 2011 was $170,000 or $0.024 per diluted share, compared to a net loss of $132,000 or $0.019 per diluted share for the same quarter in 2010.

Commenting on the results, Amos Kohn, President and CEO of Digital Power Corporation, stated, "We are pleased to report a revenue increase of more than 50% for the first quarter of this year compared to the same quarter of 2010. This revenue increase was due primarily to increased sales of our commercial products in the medical, industrial and telecom markets, and to the delivery of a major international military project. Our growth, along with margin improvements in the quarter, allowed us to post a respectable net income."

Mr. Kohn adds: "After many months of intense design and testing of an advanced medical power solution in collaboration with a customer, the customer awarded us an annual purchase agreement for the solution. We plan implement this business model with other key accounts. In addition, we will continue to focus on advanced, solution-driven applications in our vertical markets. Our strategic achievements this quarter are positioning Digital Power to increase its presence in the industry, and we expect to strengthen our sales force in the next quarter to support our growth strategy."

About Digital Power:

Headquartered in Fremont, Calif., Digital Power Corporation (NYSE Amex: DPW) designs, manufactures and sells high-grade customized and off-the-shelf power system solutions. Its products are used in the most demanding telecom, industrial, medical and military applications where customers demand high density, high efficiency and ruggedized power solutions.

Contact: Guy Levy
Phone: 510-657-2635
Email: Glevy@digipwr.com.
Address: 41324 Christy St., Fremont, CA, 94538-3158
Website: www.digipwr.com.

Forward Looking Statements
The foregoing release contains “forward looking statements” regarding future events or results within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements concerning the Company’s current expectations regarding revenue and earnings results for 2010 and the expected results of modifications to the Company’s strategy.  The Company cautions readers that such “forward looking statements” are, in fact, predictions that are subject to risks and uncertainties and that actual events or results may differ materially from those anticipated events or results expressed or implied by such forward looking statements. The Company disclaims any current intention to update its “forward looking statements,” and the estimates and assumptions within them, at any time or for any reason.

In particular, the following factors, among others, could cause actual results to differ materially from those described in the “forward looking statements”: (a) the possibility of net losses in the future; (b) the potential ineffectiveness of the Company’s strategic focus on power supply solution competencies; (c) the current instability in the global economy; (d) the inability of the Company to realize the benefits of the reduction in its cost structures due to changes in its markets or other factors, and the risk that the reduction in costs may limit the Company’s ability to compete; (e) the possible failure of the Company’s custom product development efforts to result in products that meet customers’ needs or such customers’ failure to accept such new products; (f) the ability of the Company to attract, retain and motivate key personnel; (g) dependence on a few major customers; (h) dependence on the electronic equipment industry; (i) reliance on third party subcontract manufacturers to manufacture certain aspects of the products sold by the Company; (j) reduced profitability as a result of increased competition, price erosion and product obsolescence within the industry; (k) the ability of the Company to establish, maintain and expand its OEM relationships and other distribution channels; (l) the inability of the Company to procure necessary key components for its products, or the purchase of excess or  the wrong inventory; (m) variations in operating results from quarter to quarter; (n) dependence on international sales and the impact of certain governmental regulatory restrictions on such international sales and operations; and other risk factors included in the Company’s most recent filings with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s Forms 10-K, 10-Q and 8-K.  All filings are also available on the Company’s website at www.digipwr.com.

Digital Power Corporation

Financial Data
(In thousands except for per share data)

	Three months
	Ended March 31
Statement of Operations	2011	2010

Revenues	$2,978	$1,967
Operating income (loss)	196	(172)
Net income (loss)	170	(132)

Basic net earnings (loss)
per share:	$0.025	$(0.019)
Diluted net earnings (loss)
per share:	$0.024	$(0.019)

	March 31	December 31
Balance Sheet	2011	2010

Working capital	$3,888	$3,583
Total assets	$7,336	$7,179
Total liabilities	$2,712	$2,852
Shareholders' equity	$4,624	$4,327